# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Collective Mining Ltd., CIK 0001953575
CUSIP: 19425C100
Title of class of securities: Common Shares without par value
Address of issuer's principal executive offices: 82 Richmond Street East, 4th Floor, Toronto, Ontario Canada (A6), M5C 1P1
Date of event which requires filing of this statement: 01/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001215838

## Reporting persons
- Jupiter Asset Management Ltd: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,622,747; sole dispositive power 0; shared dispositive power 6,622,747; aggregate amount beneficially owned 6,622,747 (7.15% of the class)
- Jupiter Gold & Silver Fund: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,622,747; sole dispositive power 0; shared dispositive power 6,622,747; aggregate amount beneficially owned 6,622,747 (7.15% of the class)

## Item 1. Issuer
Name of issuer: Collective Mining Ltd.
Address of issuer's principal executive offices: 82 Richmond Street East 4th Floor, Toronto, Ontario, Canada

## Item 2. Person Filing
Name of person filing: Jupiter Asset Management Ltd
Address of principal business office or, if none, residence:
The Zig Zag Building,
70 Victoria Street,
London SW1E 6SQ
Citizenship: England and Wales

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,622,747 shares of Common Stock
Percent of class: 7.15% The percentages set forth in this Item 4 and in the rest of this Schedule 13G are based upon a total of 92,537,998 shares of Common Stock outstanding as at 12/31/2025 as reported in the Issuer's Form 40F filed 03/31/2026. This notification is being submitted after the prescribed deadline. Given the dual-nature of this security, and the fact that our position was traded on a Canadian market, our monitoring system applied the Canadian threshold to identify reporting requirements rather than apply the United States thresholds as well. The oversight was subsequently identified following a recent review triggered by changes to the issuer's corporate information, including its headquarters location. We are currently reviewing our controls and monitoring processes to determine whether enhancements are required to prevent a recurrence.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6,622,747 shares of Common Stock
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,622,747 shares of Common Stock

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Jupiter Asset Management Ltd: /s/ Katie Carter, Katie Carter/Head of Compliance (06/15/2026)
- Jupiter Gold & Silver Fund: /s/ Katie Carter, Katie Carter/Head of Compliance (06/15/2026)